Exhibit 99.1

FDA Approves Compassionate Use of Urcosimod (0.05%) for the Treatment of Neuropathic Corneal Pain

London and New York, NY, January 23, 2026. OKYO Pharma Limited (Nasdaq: OKYO), a clinical-stage biopharmaceutical company developing investigational therapies for the treatment of neuropathic corneal pain (NCP) and for inflammatory eye diseases, today announced that the U.S. Food and Drug Administration (FDA) has authorized a single-patient expanded access (compassionate use) Investigational New Drug (IND) application submitted by Pedram Hamrah, MD, at the University of South Florida, for the use of urcosimod (0.05%) in a patient with neuropathic corneal pain.

Under the FDA-authorized expanded access (IND 176297), urcosimod is being provided by OKYO Pharma for use in a patient with severe neuropathic corneal pain who has limited therapeutic options and no FDA-approved treatments available.

“We are grateful that this FDA authorization allows us to explore the potential of urcosimod in a patient with severe neuropathic corneal pain through a physician-sponsored expanded access IND,” said Pedram Hamrah, MD, Vice Chair of Academic Medicine, Department of Ophthalmology, University of South Florida. “Neuropathic corneal pain is a complex condition involving both immune-mediated inflammation and dysfunctional nerve signaling. Urcosimod’s proposed dual mechanism of action, potentially targeting both pathways provides a strong scientific rationale for investigation in this setting.”

“Supporting physician-sponsored expanded access to urcosimod under compassionate use in the U.S. highlights the pressing global need for innovative therapies to specifically address neuropathic corneal pain,” said Robert J. Dempsey, Chief Executive Officer, OKYO Pharma. “This also reflects the potential new hope for patients battling this debilitating painful condition with no FDA approved treatment available today.”

As previously communicated, urcosimod was granted the first IND to treat patients with NCP and was awarded fast track designation by the Food and Drug Administration (FDA). The company expects to initiate a 120-patient Phase 2b/3 multiple-dose study of urcosimod to treat NCP this year.

About Neuropathic Corneal Pain (NCP)

Neuropathic corneal pain (NCP) is a chronic, often debilitating condition characterized by severe pain and sensitivity of the eyes, and in some cases the face or head. It is thought to result from damage or dysfunction of corneal sensory nerves, often in combination with inflammatory processes, and may occur in patients with a range of underlying ophthalmic conditions. There are currently no FDA-approved therapies specifically for NCP, resulting in patients being treated with limited or no success using various topical and systemic medications in an off-label manner.

About Urcosimod (formerly called OK-101)

Urcosimod is a lipid conjugated chemerin peptide agonist of the ChemR23 G-protein coupled receptor which is typically found on immune cells of the eye responsible for the inflammatory response, as well as on neurons and glial cells in the dorsal root ganglion. Urcosimod has been shown to produce anti-inflammatory and pain-reducing activities in a mouse model of dry eye disease and in a neuropathic corneal pain mouse model, respectively. OKYO recently announced positive data on NCP pain reduction in a randomized, placebo-controlled, double-masked Phase 2 trial involving 18 neuropathic corneal pain patients. Urcosimod showed clear statistical significance in multiple endpoints in an earlier 240-patient Phase 2, multi-center, double-masked, placebo-controlled trial to treat dry eye disease.

About OKYO Pharma

OKYO Pharma Limited (Nasdaq: OKYO) is a clinical-stage biopharmaceutical company developing innovative therapies for the treatment of neuropathic corneal pain (NCP) and inflammatory eye diseases, with ordinary shares listed for trading on the Nasdaq Capital Market. OKYO is focused on the discovery and development of novel molecules to treat neuropathic corneal pain and other ocular diseases. OKYO recently completed a successful phase 2 trial of its flagship drug urcosimod in patients with NCP and plans to initiate a 120-patient Phase 2b/3 multiple-dose study of urcosimod to treat NCP this year.

For further information, please visit www.okyopharma.com.

For further inquiries:

OKYO Pharma Ltd

Paul Spencer, Business Development, and Investor Relations

+44 (0) 207 495 2379

Email: info@okyopharma.com